UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

814-01627				November 19, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Goldman Sachs Private Credit Corp.
4. Address of principal executive office (number, street, city, state, zip code):

200 West Street, New York, NY 10282

Report of Independent Accountants

To the Audit Committee of Goldman Sachs Private Credit Corp., Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Goldman Sachs Private Credit Corp. and its wholly-owned subsidiaries, Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC (the “Companies”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”), as interpreted in management’s assertion as of March 31, 2025 with respect to shares of beneficial interest of the underlying funds owned by the Companies and held by Goldman Sachs & Co. LLC in book entry form. Companies’ management is responsible for its assertion and the Companies’ compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Companies’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of March 31, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from June 30, 2024 (the date of our last examination), through March 31, 2025:

•

Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by the Companies and held by Goldman Sachs & Co. LLC, a transfer agent that uses the book entry method of accounting for shares;

•	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of the Companies and Goldman Sachs & Co. LLC; and

•

Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by the Companies since our last report from the books and records of the Companies to confirmations received from Goldman Sachs & Co. LLC.

Our examination does not provide a legal determination on the Companies’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Goldman Sachs Private Credit Corp., Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as interpreted in management’s assertion as of March 31, 2025 with respect to shares of beneficial interest of the underlying funds owned by the Companies and held by Goldman Sachs & Co. LLC in book entry form, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Companies and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

Boston, Massachusetts

November 19, 2025

Goldman, Sachs & Co. LLC | 30 Hudson Street | Jersey City, NJ 07302

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Goldman Sachs Private Credit Corp. and its wholly-owned subsidiaries, Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC (each, a “Company” and together, the “Companies”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Company, of the Investment Company Act of 1940 as interpreted, amended or modified based on SEC orders or SEC staff issued no-action guidance relevant to interests in underlying funds held by an affiliated transfer agent in book entry form (“Rule 17f-2”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Companies’ compliance with the requirements of Rule 17f-2 as of March 31, 2025 and from June 30, 2024 or, if a later date, the commencement of operations of a Company through March 31, 2025.

Based on this evaluation, we assert that the Companies were in compliance with the requirements of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2025, with respect to shares of beneficial interest of the underlying funds owned by the Companies and held by Goldman Sachs & Co. LLC in book entry form.

By:	/s/ John Lanza
John Lanza

Principal Accounting Officer of the Companies
Title November 19, 2025
Date

Report of Independent Accountants

To the Audit Committee of Goldman Sachs Private Credit Corp., Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Goldman Sachs Private Credit Corp. and its wholly-owned subsidiaries, Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC (the “Companies”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”), as interpreted in management’s assertion as of April 30, 2025 with respect to shares of beneficial interest of the underlying funds owned by the Companies and held by Goldman Sachs & Co. LLC in book entry form. Companies’ management is responsible for its assertion and the Companies’ compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Companies’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of April 30, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from March 31, 2025 (the date of our last examination), through April 30, 2025:

•

Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by the Companies and held by Goldman Sachs & Co. LLC, a transfer agent that uses the book entry method of accounting for shares;

•	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of the Companies and Goldman Sachs & Co. LLC; and

•

Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by the Companies since our last report from the books and records of the Companies to confirmations received from Goldman Sachs & Co. LLC.

Our examination does not provide a legal determination on the Companies’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Goldman Sachs Private Credit Corp., Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as interpreted in management’s assertion as of April 30, 2025 with respect to shares of beneficial interest of the underlying funds owned by the Companies and held by Goldman Sachs & Co. LLC in book entry form, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Companies and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

Boston, Massachusetts

November 19, 2025

Goldman, Sachs & Co. LLC | 30 Hudson Street | Jersey City, NJ 07302

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Goldman Sachs Private Credit Corp. and its wholly-owned subsidiaries, Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC (the “Companies”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Company, of the Investment Company Act of 1940 as interpreted, amended or modified based on SEC orders or SEC staff issued no-action guidance relevant to interests in underlying funds held by an affiliated transfer agent in book entry form (“Rule 17f-2”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Companies’ compliance with the requirements of Rule 17f-2 as of April 30, 2025 and from March 31, 2025 through April 30, 2025.

Based on this evaluation, we assert that the Companies were in compliance with the requirements of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2025, with respect to shares of beneficial interest of the underlying funds owned by the Companies and held by Goldman Sachs & Co. LLC in book entry form.

By:	/s/ John Lanza
John Lanza

Principal Accounting Officer of the Companies
Title November 19, 2025
Date

Report of Independent Accountants

To the Audit Committee of Goldman Sachs Private Credit Corp., Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Goldman Sachs Private Credit Corp. and its wholly-owned subsidiaries, Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC (the “Companies”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”), as interpreted in management’s assertion as of June 30, 2025 with respect to shares of beneficial interest of the underlying funds owned by the Companies and held by Goldman Sachs & Co. LLC in book entry form. Companies’ management is responsible for its assertion and the Companies’ compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Companies’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of June 30, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from April 30, 2025 (the date of our last examination), through June 30, 2025:

•

Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by the Companies and held by Goldman Sachs & Co. LLC, a transfer agent that uses the book entry method of accounting for shares;

•	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of the Companies and Goldman Sachs & Co. LLC; and

•

Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by the Companies since our last report from the books and records of the Companies to confirmations received from Goldman Sachs & Co. LLC.

Our examination does not provide a legal determination on the Companies’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Goldman Sachs Private Credit Corp., Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as interpreted in management’s assertion as of June 30, 2025 with respect to shares of beneficial interest of the underlying funds owned by the Companies and held by Goldman Sachs & Co. LLC in book entry form, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Companies and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

Boston, Massachusetts

November 19, 2025

Goldman, Sachs & Co. LLC | 30 Hudson Street | Jersey City, NJ 07302

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Goldman Sachs Private Credit Corp. and its wholly-owned subsidiaries, Goldman Sachs Private Credit SPV Public I LLC and GSCR Mott Street SPV LLC (the “Companies”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Company, of the Investment Company Act of 1940 as interpreted, amended or modified based on SEC orders or SEC staff issued no-action guidance relevant to interests in underlying funds held by an affiliated transfer agent in book entry form (“Rule 17f-2”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Companies’ compliance with the requirements of Rule 17f-2 as of June 30, 2025 and from April 30, 2025 through June 30, 2025.

Based on this evaluation, we assert that the Companies were in compliance with the requirements of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2025, with respect to shares of beneficial interest of the underlying funds owned by the Companies and held by Goldman Sachs & Co. LLC in book entry form.

By:	/s/ John Lanza
John Lanza

Principal Accounting Officer of the Companies
Title November 19, 2025
Date